TITLE:  Executive Committee Stock Ownership


1.   PURPOSE:

     To further align the economic interests of the members of the Company's senior management with the Company's Shareholders.

2.   POLICY:

     It is the policy of Kinetic Concepts, Inc. that the Company's senior management team have a significant direct economic interest in the Company. As a result, each member of the Executive Committee shall acquire and retain common stock of the Company with a fair market value equal to such individual's base salary (the "stock ownership target").

3.   PROCEDURES:

     Executive Committee members shall have four calendar years to meet their stock ownership target. For existing Executive Committee members, the effective date of this policy shall be January 1, 1996. Individuals who later become members of the Executive Committee shall become subject to the policy on the first of January immediately following their appointment. Executive Committee members may obtain common stock by purchasing stock in the open market, obtaining stock under Company benefit plans or by exercising existing vested stock options which they have. In order to assist the Executive Committee members in making such purchases, the Company will loan members of the Executive Committee sufficient funds to purchase said stock or exercise said stock options (including the cost of any withholding associated with the stock option exercise). Such loans will be amortized over five years, bear interest at the applicable federal rate determined by the Internal Revenue Service and require yearly principal and interest payments.

     Executive Committee members will be required to have acquired common stock with a value equal to 100% of their base salary by the end of the fourth calendar year, and to have accumulated stock with a fair market value of at least 25% of their base salary during or prior to each of the four calendar years. Members of the Executive Committee who are also members of the Company's Board of Directors will be required to have acquired common stock with a value equal to 200% of their base salary by the end of the fourth calendar year, and to have accumulated stock with a fair market value of at least 50% of their base salary during or prior to each of the four calendar years. Stock owned prior to any period in excess of the amount required for that period will be carried over and attributed to the next period. The percentage of an Executive Committee member's base salary attributed to a stock purchase will be made on the last day of the month in which the purchase was made or, in the case of stock owned prior to the adoption of the policy, January 1, 1996. The percentage attributed to a particular purchase will not be adjusted for later changes in salary or the price of the Company's common stock.


     The following is an example which illustrates the policy:

Year                Pre-Policy   Year 1   Year 2     Year 3     Year 4
Base Salary       $150,000     $160,000 $165,000   $170,000   $175,000
Common Stock
  Price           $7           $8       $10        $12        $14
Shares Acquired   5000         5000     5000       5000       0
Percentage
  Acquired        23.3%        25%      30.3%      35.3%      0
Percentage
  Required        0            25%      50%        75%        100%
Aggregate
  Percentage      23.3%        48.3%    78.6%      113.9%     113.9%